RICE ACQUISITION CORP.

102 EAST MAIN STREET, SECOND STORY

CARNEGIE, PENNSYLVANIA 15106

October 15, 2020

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Rice Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted September 16, 2020
CIK No. 0001823766

Ladies and Gentlemen:

Set forth below are the responses of Rice Acquisition Corp. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 13, 2020, with respect to Draft Registration Statement on Form S-1, submitted to the Commission on September 16, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, we are filing today an amendment (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1, File No. 333-249340, filed with the Commission on October 6, 2020 (the “Registration Statement”). We will also subsequently furnish to the Staff three courtesy copies of Amendment No. 1, marked to show the changes made to our disclosure since the initial filing of the Draft Registration Statement and the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Securities and Exchange Commission

October 15, 2020

Draft Registration Statement on Form S-1 submitted September 16, 2020

General

1.	We note the offering will be conducted through an Up-C structure and that Class A Units of Opco can be exchanged for shares of Class A common stock on a one-for-one basis. Please disclose, if material, any economic differences or potential economic differences between the Class A common stock and Opco Units and the risks that such differences pose to public stockholders.

RESPONSE: The Company respectfully advises the Staff that the Company has added a risk factor on page 67 of Amendment No. 1 as follows:

Our organizational structure confers certain benefits upon our initial stockholders that will not benefit the holders of our Class A common stock to the same extent as it will benefit our initial stockholders.

We are a holding company and will not have material assets other than our ownership of Opco Units. Subject to the obligation of Opco to make tax distributions and to reimburse us for our corporate and other overhead expenses, we will have the right to determine whether to cause Opco to make non-liquidating distributions, and the amount of any such distributions. We do not anticipate causing Opco to make any such distributions (other than tax distributions) to holders of Opco Units (including Rice Acquisition Corp.) prior to our initial business combination, other than required redemptions of Class A Units of Opco held by us in connection with a redemption of public shares. If Opco makes distributions after our initial business combination, the initial stockholders will be entitled to receive equivalent distributions from Opco on a pro rata basis. However, because we must pay taxes, amounts we may distribute as dividends to holders of our Class A common stock are expected to be less on a per share basis than the amounts distributed by Opco to the initial stockholders on a per unit basis.

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Securities and Exchange Commission

October 15, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

RICE ACQUISITION CORP.

By:	/s/ Daniel Joseph Rice, IV
Name:	Daniel Joseph Rice, IV
Title:	Chief Executive Officer

Enclosures

cc: Sarah K. Morgan, Vinson & Elkins LLP